                                                                     Exhibit 9.d


                                FMC SELECT FUND

                          SCHEDULE DATED MAY 8, 1995
                        TO THE ADMINISTRATION AGREEMENT
                            DATED NOVEMBER 14, 1991
                     AS AMENDED AND RESTATED MAY 17, 1994
                                    BETWEEN
                        THE ADVISORS' INNER CIRCLE FUND
                                      AND
                     SEI FINANCIAL MANAGEMENT CORPORATION

Fees: Pursuant to Article 6, Section A, the Trust shall pay the Administrator compensation for services rendered to the FMC Select Fund (the "Portfolio") at an annual rate equal .20% of the Portfolio's average daily net assets. There is a minimum annual administration fee of $75,000.

Term: Pursuant to Article 9, the term of this Agreement shall commence on May 8, 1995 and shall remain in effect with respect to the Portfolio for five years (the "Initial Term"). This Agreement shall continue in effect for successive periods of two years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the nonbreaching party may immediately terminate this Agreement.